Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly,the correct answers are as follows:

Evergreen Ultra Short Opportunities Fund
		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	(5,279,217)	 (0.47)	9,571,036	9.72
Class B	(794,881)	(0.40)	 2,019,799	9.72
Class C	(4,015,583)	(0.40)	8,455,326	9.72
Class I	(21,554,228)	(0.50)	48,804,819	9.72